Exhibit 99.54

CONSENT OF DANIEL PACE

The undersigned hereby consents to the use of the undersigned's name and the technical and scientific information which is included in, or incorporated by reference into, the Registration Statement on Form 40-F, being filed with the United States Securities and Exchange Commission and any amendments and exhibits thereto, and the Registration Statement on Form S-8, being filed with the United States Securities and Exchange Commission and any amendments and exhibits thereto, of Electra Battery Materials Corporation.

/s/ Daniel Pace
Daniel Pace
Date: April 14, 2022